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1401 McKinney, Suite 2400, · Houston, Texas 77010
Phone 713.759.2600

Margaret E. Carriere
Senior Vice President and Corporate Secretary

February 8, 2006

VIA EDGAR, FACSIMILE (202) 942-9579 and U.S. Mail
Cecilia D. Blye, Chief
Office of Global Security Risk
United States
Securities and Exchange Commission
100 F. St. N.E.
Washington, D.C. 20549-5546

Reference: Halliburton Company
Form 10-K for the Fiscal Year Ended December 31, 2004
Filed March 1, 2005
File No. 001-03492

Dear Ms. Blye:

This is in response to your letter addressed to our President and CEO, David J. Lesar, dated December 30, 2005.

Response to Comments 1, 2 and 3

Libya

Activities in Libya occur through the Libyan Branch of Halliburton G.m.b.H., a German corporation headquartered in Celle, Germany. The Libyan Branch of Halliburton G.m.b.H. had revenue of approximately $31 million in 2004 for conventional oil field services work in Libya. Approximately 185 employees work in Libya for this German corporation. With the lifting of Libyan sanctions in 2004, this German corporation is attempting to increase its activities to include more specialized drilling services. We estimate revenues for 2005 to be about $40 million. Oilfield software supplied by our Landmark Graphics unit is being provided to worldwide customers, some of whom use it for operations in Libya.

Brown and Root (NA) Limited, a British Virgin Islands ( BVI) corporation, is a 50 - 50 joint venture with another BVI entity ultimately owned by the Libyan government. The company operates mostly in Libya. It is in the final stages of providing engineering assistance on the Great Man Made River Project, a project to provide irrigation to desert areas in Libya. Nothing is exported from the United States to support this project. Historical KBR share of operational revenue has ranged as high as $10 - $20 million annually, but was only $4 to $5 million for 2004 and 2005. KBR, the Halliburton subsidiary which manages this investment, intends to divest itself of its 50% shareholding in Brown & Root (NA) Ltd in the first half of 2006.

All Libyan revenues combined were less than $40 million for 2004, or less than one quarter of 1% of the company’s revenue. Particularly in light of the small scale of activities, we see no negative impact on shareholders or investors. We do not believe our contracts with Libya constitute a material investment risk to our shareholders. We are not aware that any person or entity has made the decision to invest or not to invest in Halliburton based on activity in Libya, nor do we think it likely that they would do so.

Syria

The company has no active operations in Syria. Effective January 31, 2005, the company announced that it would cease to undertake new work in Syria, subject to completing existing contractual commitments. Sales to Syria for 2004 were only $453 thousand, all consisting of Landmark Graphics oilfield software. Sales for 2005 declined to $21 thousand, again consisting of Landmark Graphics oilfield software. These Syrian sales represent less than one one-hundredth of 1% of the company’s revenue for the periods discussed. No sales are anticipated for 2006. We believe that there is no impact on investors or investor sentiment relating to activities in Syria.

If you have questions, please call me at 713-759-2617.

Sincerely yours,

/s/ Margaret Carriere

Margaret Carriere